                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

GENERAL MEETING'S RESULTS

Below are the results of the Annual General Meeting of Shareholders (the
"MEETING"), held on Thursday August 26, 2010 at 11:00 a.m. (Israeli time) at the
Registrants's offices.

This report is an unofficial summary translation of the Registrant's report of the Meeting results filed with the Israel Securities Authority.

1.   APPROVAL OF REAPPOINTMENT OF THE DIRECTOR PRESENTLY SERVING AS A MEMBER OF
     THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR, MR.
     MEIR SHAMIR.

     The resolution was passed with the required majority.

2.   APPROVAL OF THE REAPPOINTMENT OF THE DIRECTOR PRESENTLY SERVING AS A MEMBER
     OF THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR,
     MR. YISHAI DAVIDI.

     The resolution was passed with the required majority.

3.   APPROVAL OF THE REAPPOINTMENT OF THE DIRECTOR PRESENTLY SERVING AS A MEMBER
     OF THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR,
     MR. ARNON TIEBERG.

     The resolution was passed with the required majority.

4.   APPROVAL OF THE REAPPOINTMENT OF A DIRECTOR PRESENTLY SERVING AS A MEMBER
     OF THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR,
     MR. AVI, ZIEGELMAN.

     The resolution was passed with the required majority.

5    APPROVAL OF THE REAPPOINTMENT OF A DIRECTOR PRESENTLY SERVING AS A MEMBER
     OF THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR,
     MS. SHIRIT KASHER.

     The resolution was passed with the required majority.

6.   APPROVAL OF THE REAPPOINTMENT OF A DIRECTOR PRESENTLY SERVING AS A MEMBER
     OF THE COMPANY'S BOARD OF DIRECTORS AND WHO IS NOT AN EXTERNAL DIRECTOR,
     MR. ZVI LIMON.

     The resolution was passed with the required majority

7.   APPROVAL OF THE COMPENSATION WHICH THE COMPANY WILL PAY TO MR. ARNON
     TIEBERG FOR HIS SERVICES AS CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS
     ACCORDING TO THE MANAGEMENT AGREEMENT (HEREINAFTER: "THE MANAGEMENT
     AGREEMENT") SIGNED BETWEEN THE COMPANY AND A PRIVATE COMPANY OWNED BY THE
     CHAIRMAN OF THE BOARD OF DIRECTORS (HEREINAFTER: "THE MANAGEMENT COMPANY"),
     WHICH WAS APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS,
     ACCORDING TO WHICH THE MANAGEMENT COMPANY WILL PROVIDE THE COMPANY WITH THE
     SERVICES OF MR. ARNON TIEBERG AS CHAIRMAN OF THE COMPANY'S BOARD OF
     DIRECTORS.

     The resolution was passed with the required majority.

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8.   APPROVAL OF THE APPOINTMENT OF MR. AVIRAM LAHAV AS AN EXTERNAL DIRECTOR IN
     THE COMPANY FOR A PERIOD OF THREE YEARS, STARTING ON THE DATE OF THE
     APPROVAL OF THE GENERAL MEETING (AUGUST 26, 2010) AND ENDING ON AUGUST 25,
     2013, INCLUDING THE APPROVAL OF COMPENSATION GIVEN TO HIM FOR HIS SERVICES.

     ------------------------------------ ---------------------------------------------- ---------------------------
                                                        NUMBER OF SHARES                       RATE OF SHARES
     ------------------------------------ ---------------------------------------------- ---------------------------
     TOTAL SHARES WHICH PARTICIPATED IN   1,120,361 (of which 530,994 shares are not
     THE VOTE (NOT INCLUDING              held by the controlling shareholders in the
     ABSTENTIONS)                         Company or anyone on their behalf)                         100%
     ------------------------------------ ---------------------------------------------- ---------------------------
     FOR                                  1,117,553 (of which 528,186 shares are not
                                          held by the controlling shareholders in the
                                          Company or anyone on their behalf)                       99.75%
     ------------------------------------ ---------------------------------------------- ---------------------------
     AGAINST                              2,808                                                     0.25%
     ------------------------------------ ---------------------------------------------- ---------------------------

9.   APPROVAL OF THE COMPENSATION OF THE COMPANY'S DIRECTORS, AS WILL SERVE FROM
     TIME TO TIME, WHO ARE NOT EXTERNAL DIRECTORS, ARE NOT CONTROLLING
     SHAREHOLDERS IN THE COMPANY AND ARE NOT FUNCTIONARIES IN THE COMPANY OR DO
     NOT SERVE AS SERVICE PROVIDERS TO THE COMPANY.

     The resolution was passed with the required majority.

10.  APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER (A MEMBER
     OF THE GLOBAL FIRM OF AUDITORS OF ERNST & YOUNG) AS THE COMPANY'S AUDITORS
     FOR 2010 UNTIL THE DATE OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY
     AND TO AUTHORIZE THE COMPANY'S BOARD OF DIRECTORS, AFTER RECEIVING A
     RECOMMENDATION OF THE COMPANY'S AUDIT COMMITTEE, TO DETERMINE THE AUDITORS
     FEES ACCORDING TO THE NATURE AND EXTENT OF THE SERVICES PROVIDED AND WHICH
     WILL BE PROVIDED TO THE COMPANY IN 2010.

     The resolution was passed with the required majority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: August 30, 2010

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